Exhibit 99.1

Key updates communicated during Q1 2022

31 March 2022

Key updates communicated during Q1 2022

  - As we said at our Investor Deep Dive (IDD) in March and at the Morgan Stanley European Financials Conference, we had a good start into the quarter, which provides a strong step off for our 2022 targets. As outlined, we remain mindful that the war in Ukraine has the potential to disrupt markets

Costs:

  - We will continue to manage our expenses towards our cost/income ratio (CIR) target of 70% for 2022
  - At our Q4 earnings call we provided detail on our aim to reduce adjusted costs excluding transformation charges and bank levies by ~€ 450m quarter on quarter. The reductions are expected to be driven by the impact of:
  - Headcount reductions initiated in late 2021 with the full impact becoming visible in the first quarter;
  - completion of IT, control and remediation projects, which we expect will result in run-rate savings; and
  - real estate savings, staff related non-compensation and other non-compensation costs.
  - At our IDD we indicated that unaudited and preliminary adjusted costs excluding transformation charges and bank levies were ~€ 3bn in January and February of this year or ~€ 1.5bn per month, which is consistent with the cost reduction aim we’ve outlined in the Q4 earnings call. We pointed out the impact of significant FX movements on our P&L
  - Our CIR stood at 73.6% for the first two months of the year, or 64.1% assuming an even allocation of the planned bank levies across the year (as opposed to their preponderant accrual in the first quarter)
  - At the IDD we also provided an estimate of the FY 2022 bank levy of approximately € 600m. There is a risk that this amount may vary, as the final 2022 amount will depend upon the assessment basis underlying the SRB calculations, and the extent to which the irrevocable payment commitment availability of up to 30% can be used

  - Revenues:
  - Most recently, at the Morgan Stanley conference, we reiterated that we have managed well the initial dislocations resulting from the war in Ukraine, and we have been able to demonstrate that we are delivering on the path we outlined for the first quarter, which provides us with the needed step-off into 2022
  - Further we emphasized that we stand by our clients as the Global Hausbank and support them in navigating through the current environment. We have substantially reduced our Russian exposure since 2014. Like some international peers and in line with our legal and regulatory obligations, we are in the process of winding down our remaining business in Russia while we help our non-Russian multinational clients in reducing their operations. We will not do any new business in Russia
  - At our IDD and the Morgan Stanley conference, we indicated that our businesses are performing in line with or ahead of last year. We also outlined some impacts on performance from the current geopolitical environment, evidenced through changes in asset prices and clients moving into cash, but we expect these to be offset by the overall favourable business performance this quarter
  - At the Morgan Stanley event, we reconfirmed our strong IB performance, following the good performance we saw in the first two months of the year, which we outlined at the IDD. The FIC business continues to perform well. In O&A, we continue to execute our pipeline, but we expect to see a temporary decline for the quarter on a year-on-year basis, in line with the market development
  - At our IDD we provided divisional and group revenues for January and February which underpin our strong start into the year. The numbers, which are based on preliminary, unaudited results, are as follows:
  - Group Revenues: € 4.89bn
  - Corporate Bank: € 0.95bn
  - Investment Bank: € 2.16bn
  - Private Bank: € 1.44bn
  - Asset Management: € 0.44bn
  - In terms of profitability, our return on tangible equity (RoTE) for the first two months of the year stood at 8.1% or at 11.8% assuming an even allocation of the bank levies across the year

Loan book exposure:

  - Shortly before our IDD we disclosed our exposure to the Russian Federation. Over the last years we have already significantly reduced our local footprint and accordingly our loan exposure is very manageable at just € 1.4bn, or 0.3% of the total loan book as of year-end 2021
  - On a net basis, taking guarantees and offshore collateral into account, our loan exposure is only € 0.6bn
  - In addition, we stated that the vast majority of our derivatives exposure has been unwound, with us being a net payer on a mark-to-market basis
  - Our net loan exposure to Ukraine is negligible at below € 0.1bn as of year-end 2021
  - Second and third order effects of the Russia / Ukraine crisis are difficult to assess at this stage but are monitored closely

Provision for credit losses:

  - At recent events we indicated that the initial impact from the war in Ukraine is expected to be relatively modest
  - At the Morgan Stanley Conference, we indicated that we would expect a modest impact from the Russia / Ukraine crisis in Q1 due to potential staging impacts and downgrades reflected in our internal models as well as the forward-looking indicators in our IFRS 9 provision. Previously we had expected a credit loss provision in the first quarter of ~€ 150m to ~€ 200m which we now expect to likely increase by ~€ 100m, resulting in a range of ~€ 250m to ~€ 300m for the first quarter
  - We do not anticipate any meaningful stage three events from the current situation

CET1 ratio:

  - On our Q4 results call and at our IDD, we confirmed our target of a CET1 ratio of above 12.5% and continue to expect a CET1 ratio of 13% at year end
  - We indicated at our Q4 earnings call that we expect our CET1 ratio to decline in the first quarter of this year with some variability during the year, for example from pending regulatory decisions on RWA models
  - At the Morgan Stanley Conference we provided further details on the Q1 impact from the current crisis with a temporary drawdown in the ratio from PruVal, potentially some increase in market risk RWA, and internal downgrades, which increase the credit risk RWA. We expect this to result in a temporary drawdown of around 25 basis points in the quarter
  - We further indicated that, in line with the Q4 analyst call, we expect some further pressure from business growth which we saw during the quarter

Issuance highlights:

  - $ 1.75bn 6NC5 senior non-preferred and $ 1.25bn 11NC10 Tier 2 dual-tranche issued on January 4
  - € 1.25bn Green 6NC5 senior non-preferred issued on February 16. This was Deutsche Bank’s inaugural Green SNP transaction
  - € 1.5bn 10NC5 Tier 2 issued on March 17
  - € 0.75bn PerpNC6.5 Additional Tier 1 issued on March 28

Next significant events:

  - April 27, 2022 – Q1 2022 results
  - April 29, 2022 – Q1 2022 results – Fixed Income Call
  - May 19, 2022 – Annual General Meeting

Disclaimer

This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the US Securities and Exchange Commission (SEC). Such factors are described in detail in our most recent US SEC Annual Report on Form 20-F under the heading “Risk Factors”. Copies of this document are available upon request or can be downloaded from www.db.com/ir.